Via EDGAR

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

October 3, 2017

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc. (the “Company”) – CIK No. 0001705012
Offering Statement on Form 1-A/A, filed October 2, 2017

Dear Mr. Dobbie:

This letter responds to oral comments received from the Staff on October 2, 2017 with respect to the above-referenced Offering Statement on Form 1-A of the Company. Concurrently herewith, the Company is filing via EDGAR an amendment to its Offering Statement on Form 1-A.

1.	In response to the Staff’s comments, the “Unaudited Pro Forma Condensed Consolidated Balance Sheet As of June 25, 2017” on page 56 has been revised to correct the line item “Additional Paid-In Capital” and make other corresponding changes.

2.	In response to the Staff’s comments, the Capitalization table on page 38 has been revised to correct certain line items in the “Pro Forma As Adjusted” column.

* * * * *

We appreciate your prompt attention to this filing. We plan to request qualification of the Offering Statement as soon as the Staff’s review is complete and we have responded to any additional comments.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP by email at asussman@loeb.com or at (310) 282-2375 if you have any questions or require additional information. Thank you.

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer